UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported) May 21, 2026

Dominion Energy, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Virginia	001-08489	54-1229715
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

600 East Canal Street Richmond, Virginia	23219
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code (804) 819-2284

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	D	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously announced, on May 15, 2026, Dominion Energy, Inc. (Dominion Energy) entered into an Agreement and Plan of Merger (the Merger Agreement) with NextEra Energy, Inc. (NextEra Energy), WG Development Corp., a wholly owned subsidiary of NextEra Energy (Merger Sub Corp), and CS Holdco, LLC, a wholly owned subsidiary of NextEra Energy (LLC Sub). Pursuant to the terms and subject to the conditions in the Merger Agreement and the related plans of merger, (i) Merger Sub Corp will merge with and into Dominion Energy (the Merger) with Dominion Energy surviving as a wholly owned subsidiary of NextEra Energy (the Surviving Corporation) and (ii) the Surviving Corporation will immediately thereafter merge with and into LLC Sub with LLC Sub surviving as a wholly owned subsidiary of NextEra Energy.

This Current Report on Form 8-K is being filed for the purpose of incorporating by reference the discussion below of certain risks relating to the Merger into effective Registration Statements on Form S-3 and certain related prospectuses and prospectus supplements previously filed by Dominion Energy.

The Merger is subject to the satisfaction or waiver of various conditions, including receipt of consent or approval from the shareholders of Dominion Energy, the shareholders of NextEra Energy and various governmental entities, which may prevent or delay the Merger or, in the case of regulatory approvals, result in the imposition of restrictions or conditions that could have a material adverse effect on the combined company.

Completion of the Merger is contingent upon the satisfaction or waiver of various closing conditions, including (i) approval of the Merger Agreement and the plan of merger relating to the Merger by the holders of a majority of the outstanding shares of Dominion Energy common stock entitled to vote thereon, (ii) approval of the issuance of the shares of NextEra Energy common stock to be issued in the Merger by the holders of a majority of the votes cast by the holders of the outstanding shares of NextEra Energy common stock entitled to vote thereon in accordance with the rules and regulations of the NYSE, (iii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iv) receipt of specified consents of the Federal Energy Regulatory Commission, the U.S. Nuclear Regulatory Commission, the Virginia State Corporation Commission, the North Carolina Utilities Commission and the Public Service Commission of South Carolina, in each case, without the imposition, individually or in the aggregate, of a “burdensome condition” (as defined in the Merger Agreement), (v) the absence of legal restraints prohibiting the Merger, (vi) approval for listing on the NYSE of the shares of NextEra Energy Common Stock to be issued in the Merger, (vii) the initial and continued effectiveness of the registration statement on Form S-4 to be filed by NextEra Energy in connection with the Mergers, (viii) the accuracy of each party’s representations and warranties (subject to certain materiality and knowledge qualifiers) and compliance by each party with its covenants under the Merger Agreement in all material respects and (ix) the absence of a material adverse effect with respect to either Dominion Energy or NextEra Energy. No assurance can be given as to the timing of the satisfaction or waiver of these conditions, including the receipt of required regulatory approvals, or that these conditions, including the receipt of required regulatory approvals, will be satisfied or waived at all.

In addition, any required statutory or regulatory approvals that are received may impose terms, conditions or restrictions that could cause a failure of the applicable closing condition to be satisfied, permit Dominion Energy or NextEra Energy to terminate the Merger Agreement in certain circumstances, or have a material adverse effect on the business operations, financial condition or results of the combined company.

Failure to complete the Merger could adversely affect Dominion Energy’s stock price and/or future operations and/or financial results.

If the Merger is not completed for any reason, including due to a failure to obtain required shareholder or regulatory approvals, Dominion Energy may be adversely affected, including due to the following:

•

negative reactions from rating agencies and the financial markets, including a decline in its stock price, adverse changes in its credit ratings or outlook, increases in its costs of borrowing or limitations in accessing the short- or long-term debt markets;

•	negative publicity and any reputational harm with respect to regulators, government officials, customers, suppliers, vendors or other third parties;

•	an inability to retain employees or to hire employees to replace any key personnel who depart during the pendency of the Merger;

•	the impact of the significant costs incurred in connection with the Merger, including amounts necessary to pay any termination fee, if applicable;

•

the costs and other impacts of any litigation relating to the failure to complete the Merger and any termination of the Merger Agreement, including any action with respect to its obligations under the Merger Agreement; and

•

the impact of the diversions of management’s attention and other resources from ordinary operations and the effects of any failure to pursue other business opportunities, including certain acquisitions or dispositions, during the pendency of the Merger due to the applicable restrictions in the Merger Agreement.

The occurrence of any of the above, individually or in combination, could have a material adverse effect on Dominion Energy’s future business operations, financial condition or results.

The Merger Agreement contains provisions that limit Dominion Energy’s ability to pursue alternatives to the Merger and that could discourage other parties from trying to acquire or merge with Dominion Energy, as well as provisions that restrict Dominion Energy’s business activities while the Merger is pending.

The Merger Agreement includes provisions that restrict Dominion Energy’s ability to solicit, engage in discussions with respect to or otherwise knowingly encourage or facilitate an alternative acquisition proposal or to take certain other actions related to an alternative acquisition proposal. Furthermore, there are limited exceptions to the requirement under the Merger Agreement that Dominion Energy’s board of directors refrain from changing its recommendation that shareholders vote to approve the Merger Agreement and the plan of merger relating to the Merger. Even in circumstances where the Dominion Energy board of directors is permitted to change its recommendation, doing so could trigger the payment of a termination fee to NextEra Energy in the amount of $2.24 billion. These provisions could discourage a potential competing party from considering or proposing an acquisition or merger with Dominion Energy, even if that party is prepared to pay consideration with a higher value than that under the Merger Agreement.

The Merger Agreement also contains customary covenants that require Dominion Energy to conduct its business in the ordinary course consistent with past practice and to obtain consent from NextEra Energy to take certain actions, including to engage in certain acquisitions or dispositions, while the Merger is pending. These restrictions, which could be in place for an extended period of time, may prevent Dominion Energy from pursuing otherwise attractive business opportunities or making other changes to its business prior to the completion of the Merger or termination of the Merger Agreement.

Uncertainty regarding the Merger could disrupt Dominion Energy’s business relationships and/or financial adversely affect its ability to effectively manage its business.

As discussed above, the Merger is subject to the satisfaction or waiver of various closing conditions, many of which are outside of Dominion Energy’s control. Furthermore, both Dominion Energy and NextEra Energy have the right to terminate the Merger Agreement in certain circumstances. Any resulting uncertainty as to the completion of the Merger, or any uncertainty as to the operation of the combined company, may cause customers, suppliers, vendors or other third parties to seek to change or terminate existing business relationships with Dominion Energy or to delay or not enter into new relationships with it. This uncertainty may also impact Dominion Energy’s relationship with regulators and other governmental agencies, including with respect to currently outstanding or upcoming proceedings.

Employee retention and recruitment may be negatively impacted by uncertainty related to the Merger. If, despite Dominion Energy’s retention and recruitment efforts, key employees depart or fail to begin or continue employment because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company, it could have a material adverse effect on Dominion Energy’s business operations and/or financial results.

If completed, the Merger may not achieve the anticipated results and benefits.

Dominion Energy and NextEra Energy entered into the Merger Agreement with the expectation that the Merger would result in various benefits. Achieving the anticipated benefits of the Merger is subject to several uncertainties, including whether Dominion Energy’s and NextEra Energy’s businesses can be integrated in an efficient, effective and timely manner. As noted above, as a result of obtaining all necessary regulatory approvals, certain restrictions or conditions may be imposed on the combined company that materially impact or limit the anticipated benefits of the Merger. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected liquidity provided by the combined company and diversion of management’s time and energy and could have a material adverse effect on the combined company’s business operations, financial condition, financial results and prospects.

No Offer or Solicitation

This Report is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transactions and Where to Find It

In connection with the proposed transactions, NextEra Energy intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of NextEra Energy and Dominion Energy that also constitutes a prospectus of NextEra Energy. Each of NextEra Energy and Dominion Energy may also file other relevant documents with the SEC regarding the proposed transactions. This Report is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that NextEra Energy or Dominion Energy may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of NextEra Energy and Dominion Energy. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT NEXTERA ENERGY, DOMINION ENERGY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when available) and other documents containing important information about NextEra Energy, Dominion Energy and the proposed transactions, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by NextEra Energy will be available free of charge on NextEra Energy’s website at http://www.investor.nexteraenergy.com/ or by contacting NextEra Energy’s Investor Relations Department by email at investors@nexteraenergy.com or by phone at (800) 222-4511. Copies of the documents filed with the SEC by Dominion Energy will be available free of charge on Dominion Energy’s website at http://investors.dominionenergy.com or by contacting Dominion Energy’s Investor Relations Department by email at investor.relations@dominionenergy.com or by phone at (804) 819-2438.

Participants in the Solicitation

NextEra Energy, Dominion Energy and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions.

Information about the directors and executive officers of NextEra Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) NextEra Energy’s  proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on April 1, 2026, including under the headings “Proposal 1: Election as directors of the nominees specified in this proxy statement,” “Director Compensation,” “Executive Compensation,” and “Common Stock Ownership of Certain Beneficial Owners and Management,” (ii) NextEra Energy’s  Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 13, 2026, including under the heading “Item 1. Business—Information About Our Executive Officers” and (iii) to the extent certain holdings of NextEra Energy securities by its directors or executive officers have changed since the amounts set forth in NextEra Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

Information about the directors and executive officers of Dominion Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) Dominion Energy’s proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on March 19, 2026, including under the headings “Item 1: Election of Directors – Director Nominees, “Compensation of Non-Employee Directors,” “Executive Compensation” and “Security Ownership of Certain Beneficial Owners and Management,” (ii) Dominion Energy’s  Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 23, 2026, including under the heading “Information about our Executive Officers” and (iii) to the extent certain holdings of Dominion Energy securities by its directors or executive officers have changed since the amounts set forth in Dominion Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by NextEra Energy and Dominion Energy will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by NextEra Energy and Dominion Energy will be available free of charge through the sources indicated above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION ENERGY, INC.
Registrant

/s/ David M. McFarland
Name:	David M. McFarland
Title:	Senior Vice President – Investor Relations and Treasurer

Date: May 21, 2026